EXHIBIT 99.3

KPMG LLP Bay Adelaide Centre 333 Bay Street, Suite 4600 Toronto, ON M5H 2S5 Canada Tel 416-777-8500 Fax 416-777-8818

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Denison Mines Corp.

We consent to the incorporation by reference of our report dated March 3, 2022 on the consolidated financial statements of Denison Mines Corp. (the “Company”), which comprise the consolidated statements of financial position as of December 31, 2021 and December 31, 2020, the related consolidated statements of income (loss) and comprehensive income (loss), changes in equity and cash flow for each of the years in the two-year period ended December 31, 2021, and the related notes, and our report dated March 3, 2022 on the effectiveness of internal control over financial reporting as of December 31, 2021 in the Company’s Registration Statement on Form F-10 (No. 333-258939) and Registration Statements on Form S-8 (No. 333-48174, No. 333-148915, No. 333-190121 and No. 333- 224641), which reports have been included in Exhibit 99.1 to the Company’s current report on Form 6-K dated March 4, 2022 furnished to the United States Securities and Exchange Commission.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

March 4, 2022

Toronto, Canada

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